May 29, 2020

Via EDGAR

Division of Corporation Finance Office of Life Sciences Attn: Laura Crotty U.S. Securities and Exchange Commission 100 F Street, NE Washington, DC 20549

Re:	Daré Bioscience, Inc. Registration Statement on Form S-3 Filed May 15, 2020 File No. 333-238299
Dear Ms. Crotty:
On behalf of Daré Bioscience, Inc. (the “Company”), this letter is being submitted in response to the letter dated May 26, 2020 (the “Comment Letter”) received from the staff (the “Staff”) of the Division of Corporation Finance (the “Division”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s registration statement on Form S-3 filed with the Commission on May 15, 2020 (the “Registration Statement”). For convenience, the text of the comment in the Comment Letter is set out in bold text followed by the Company’s response.
Form S-3 filed May 15, 2020

Exclusive Forum By-law Provision, page 14

1.
We note that Section 5.9 of the Second Amended and Restated By-Laws of Daré Bioscience, Inc. includes a forum selection provision that identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any "derivative action or proceeding brought on behalf of the corporation." Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

Response: At an upcoming meeting, the Company’s board of directors will be considering an amendment and restatement of Section 5.9 of the Company’s Second Amended and Restated By-Laws (the “Bylaws”) that, among other things, if approved, would provide that (a) the forum selection provision in Section 5.9 of the Bylaws that identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation shall not apply to suits brought to enforce a duty or liability created by the Securities Act of 1933, as amended (the “Securities Act”), the Securities Exchange Act of 1934, as amended, or any other claim for which the federal courts have exclusive jurisdiction, and (b) unless the Company consents in writing to the selection of an alternative forum, to the fullest extent permitted by law, the federal district courts of the United States of America shall be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. A draft of Section 5.9 of the Bylaws as proposed to be amended and restated is set forth in Exhibit A hereto.
If the amendment and restatement of Section 5.9 of the Bylaws is approved, the Company would file a Current Report on Form 8-K with the Commission reporting the same (the “Form 8-K”). The Form 8-K would also disclose that there is uncertainty as to whether a court (other than state courts in the State of Delaware, where the Supreme Court of the State of Delaware recently decided that exclusive forum provisions for causes of action arising under the Securities Act are facially valid under Delaware law) would enforce forum selection provisions and whether investors can waive compliance with the federal securities laws and the rules and regulations thereunder. A draft of the proposed disclosure for the Form 8-K is set forth in Exhibit B hereto.
If the amendment and restatement of Section 5.9 of the Bylaws is approved and if the Form 8-K is filed with the Commission as described herein, the Company respectfully submits that the disclosure in the Form 8-K, which would be incorporated by reference into the Registration Statement, would address the comment in the Comment Letter.
*    *    *
If you have any further comments or questions relating to the foregoing, please do not hesitate to contact Edwin Astudillo of Breakwater Law Group, LLP at (858) 284-0934 or edwin@breakwaterlawgroup.com.

Sincerely, /s/ Lisa Walters-Hoffert Lisa Walters-Hoffert Chief Financial Officer Daré Bioscience, Inc.
cc:    Edwin Astudillo, Breakwater Law Group, LLP

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Exhibit A
Proposed Amendment and Restatement of Section 5.9
Section 5.9 of the Bylaws would be amended and restated in its entirety to read as follows:
5.9    Forum Selection By-law.

(a)
Unless the corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if and only if the Court of Chancery of the State of Delaware lacks subject matter jurisdiction, any state court located within the State of Delaware or, if and only if all such state courts lack subject matter jurisdiction, the federal district court for the District of Delaware) shall be the sole and exclusive forum for the following types of actions or proceedings under Delaware statutory or common law: (i) any derivative action or proceeding brought on behalf of the corporation; (ii) any action or proceeding asserting a claim of breach of a fiduciary duty owed by any current or former director, officer or other employee of the corporation, to the corporation or the corporation’s stockholders; (iii) any action or proceeding asserting a claim against the corporation or any current or former director, officer or other employee of the corporation, arising out of or pursuant to any provision of the General Corporation Law of the State of Delaware (the “DGCL”), the Certificate of Incorporation or these By-laws (as each may be amended from time to time); (iv) any action or proceeding to interpret, apply, enforce or determine the validity of the Certificate of Incorporation or these By-laws (including any right, obligation, or remedy thereunder); (v) any action or proceeding as to which the DGCL confers jurisdiction to the Court of Chancery of the State of Delaware; and (vi) any action asserting a claim against the corporation or any director, officer or other employee of the corporation, governed by the internal affairs doctrine, in all cases to the fullest extent permitted by law and subject to the court’s having personal jurisdiction over the indispensable parties named as defendants. This Section 5.9(a) shall not apply to suits brought to enforce a duty or liability created by the Securities Act of 1933, as amended (the “Securities Act”), the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction.

(b)
Unless the corporation consents in writing to the selection of an alternative forum, to the fullest extent permitted by law, the federal district courts of the United States of America shall be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act.

(c)	Any person or entity purchasing or otherwise acquiring or holding any interest in any security of the corporation shall be deemed to have notice of and consented to the provisions of this Section 5.9.

Exhibit B
Proposed Form 8-K Disclosure
Item 5.03    Amendments to Articles of Incorporation or Bylaws; Change in Fiscal Year
On June [__], 2020, the board of directors of Daré Bioscience, Inc. (the “Company,” “we,” “us,” or “our”) approved an amendment (the “Bylaws Amendment”) to the Company’s by-laws (the “Bylaws”), effective immediately. The Bylaws Amendment provides that, among other things, unless the Company consents in writing to the selection of an alternative forum, the courts located within the State of Delaware will serve as the exclusive forum for the adjudication of (i) any derivative action or proceeding brought on behalf of the Company; (ii) any action or proceeding asserting a claim of breach of a fiduciary duty owed by any current or former director, officer or other employee of the Company, to the Company or our stockholders; (iii) any action or proceeding asserting a claim against the Company or any current or former director, officer or other employee of the Company, arising out of or pursuant to any provision of the Delaware General Corporation Law (“DGCL”), the Company’s certificate of incorporation or the Bylaws (as each may be amended from time to time); (iv) any action or proceeding to interpret, apply, enforce or determine the validity of the Company’s certificate of incorporation or the Bylaws (including any right, obligation, or remedy thereunder); (v) any action or proceeding as to which the DGCL confers jurisdiction to the Court of Chancery of the State of Delaware; and (vi) any action asserting a claim against the Company or any director, officer or other employee of the Company, governed by the internal affairs doctrine, in all cases to the fullest extent permitted by law and subject to the court’s having personal jurisdiction over the indispensable parties named as defendants. The foregoing Delaware exclusive forum provision will not apply to actions or suits brought to enforce a duty or liability created by the Securities Act of 1933, as amended (the “1933 Act”), the Securities Exchange Act of 1934, as amended, or any other claim for which the federal courts have exclusive jurisdiction.
In addition, the Bylaws Amendment provides that, unless the Company consents in writing to the selection of an alternative forum, to the fullest extent permitted by law, the federal district courts of the United States of America shall be the sole exclusive forum for the resolution of any complaint asserting a cause of action arising under the 1933 Act.
A copy of the Bylaws Amendment is attached as an exhibit to this report.
In connection with the Bylaw Amendment, the Company refers stockholders to the following risk factor:
Provisions in our amended and restated bylaws could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.
Our amended and restated bylaws provide that, unless we consent in writing to the selection of an alternative forum, to the fullest extent permitted by law, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for most legal actions involving actions brought against us by stockholders; provided that, the exclusive forum provision will not apply to actions or suits brought to enforce any liability or duty created by the Securities Act of 1933, as amended (the “Securities Act”), the Securities Exchange Act of 1934, as amended, or any other claim for which the federal courts have exclusive jurisdiction. In addition, our amended and restated bylaws provide that, unless we consent in writing to the selection of an alternative forum, to the fullest extent permitted by law, the federal district courts of the United States of America shall be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. Any person or entity purchasing or otherwise acquiring any interest in any of our securities shall be deemed to have notice of and to have consented to these provisions.
Under the Securities Act, federal and state courts have concurrent jurisdiction over all suits brought to enforce any duty or liability created by the Securities Act. There is uncertainty as to whether a court (other than state courts in the State of Delaware, where the Supreme Court of the State of Delaware recently decided that exclusive forum provisions for causes of action arising under the Securities Act are facially valid under Delaware law) would enforce forum selection provisions and whether investors can waive compliance with the federal securities laws and the rules and regulations thereunder. We believe the forum selection provisions in our amended and restated bylaws may benefit us by providing increased consistency in the application of Delaware law and federal securities laws by chancellors and judges, as applicable, particularly experienced in resolving corporate disputes, efficient administration of cases on a more expedited schedule relative to other forums and protection against the burdens of multi-forum litigation. However, these provisions may have the effect of discouraging lawsuits against us and/or our directors, officers, employees and agents as it may limit any stockholder’s ability to bring a claim in a judicial forum that such stockholder finds favorable for disputes with us or our directors, officers, employees or agents. The enforceability of similar choice of forum provisions in other companies’ charter documents has been challenged in legal proceedings, and it is possible that, in connection with any applicable action brought against us, a future court could find the choice of forum provisions contained in our amended and restated bylaws to be inapplicable or unenforceable in such action. If a court were to find the choice of forum provision contained in our amended and restated bylaws to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could adversely affect our business, financial condition or results of operations.

Item 9.01	Financial Statements and Exhibits
(d) Exhibits.

Exhibit No.	Description
3.1	Amendment to Bylaws adopted on June [__], 2020

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